KIDS GERM DEFENSE CORP.

6279 BUCKINGHAM STREET

SARASOTA, FL 34238

December 4, 2009

CORRESP

REQUEST FOR WITHDRAWAL OF ACCELERATION REQUEST

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Kids Germ Defense Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333-158721)

Dear Sirs and Madams:

Kids Germ Defense Corp. (the “Company”), hereby respectfully requests the withdrawal of its request for acceleration dated December 3, 2009 for the effectiveness of the above referenced registration statement for December 3, 2009.

The Company acknowledges that:

1)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration statement; and

3)	the Company may not assert the Staff comments or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

Kids Germ Defense Corp.

By:  Mark Nicholas

Name:  Mark Nicholas

Title:  Chief Executive Officer